Smith Barney Trust II


Sub-Item 77D:

"Pursuant to Rule 35d-1 under the Investment Company Act of 1940, " "as amended, the Smith Barney Trust II Smith Barney "
International Large Cap Fund changed its investment policies to "invest, under normal conditions, at least 80% of its net assets " plus the amount of borrowings for investment purposes in the types of securities suggested by its name.